Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS DECLARES

QUARTERLY DIVIDENDS ON LISTED PREFERRED UNITS

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, May 4, 2023 – Brookfield Property Partners (“BPY” or the "Partnership") announced today that the Board of Directors has declared quarterly distributions on the Partnership’s Class A Nasdaq-listed BPYPP, BPYPO, BPYPN and BPYPM (TSX: BPYP.PR.A) preferred units of $0.40625 per unit, $0.3984375 per unit, $0.359375 per unit and $0.390625 per unit, respectively, payable on June 30, 2023, to holders of record at the close of business on June 1, 2023.

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Brookfield Property Partners

Brookfield Property Partners is one of the world’s premier real estate companies. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, single-family rentals, manufactured housing, student housing and self-storage.

Brookfield Property Partners is a subsidiary of Brookfield Asset Management Ltd., a leading global alternative asset manager with over $825 billion in assets under management. More information is available at www.brookfield.com.

Contact:

Rachel Nappi

Director, Investor Relations

Tel.: (212) 417-7169

Email: Rachel.Nappi@brookfield.com